

02045830

ORIGINAL

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
ANNUAL REPORT

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________________ to ________________

0-16947
(Commission File Number)

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Banknorth Group, Inc. 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Banknorth Group, Inc.
P.O. Box 9540
Two Portland Square
Portland, Maine 04112-9540

REQUIRED INFORMATION

The following financial statements are hereby furnished for the Banknorth Group, Inc. 401(k) Plan (the "Plan"):

Independent Auditors' Report

Statement of Net Assets Available for Plan Benefits December 31, 2001 and 2000

Statement of Changes in Net Assets Available for Plan Benefits – Years ended December 31, 2001 and 2000

Exhibit 23 Consent of Independent Auditors

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, Banknorth, N.A., as trustee for the Plan, has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

BANKNORTH GROUP, INC. 401(k) PLAN

By: Banknorth, N.A. (as Trustee)

Date: July 12, 2002

By: 
Name: Kevin K. Brown
Title: Vice President



BANKNORTH GROUP, INC.
401(k) PLAN

Financial Statements and Supplemental Schedule

December 31, 2001 and 2000

(With Independent Auditors' Report Thereon)



99 High Street
Boston, MA 02110-2371

Telephone 617 988 1000
Fax 617 988 0800

Independent Auditors' Report

The Administrative Committee
Banknorth Group, Inc. 401(k) Plan:

We have audited the accompanying statements of net assets available for plan benefits of Banknorth Group, Inc. 401(k) Plan (the "Plan") as of December 31, 2001 and 2000, and the related statements of changes in net assets available for plan benefits for each of the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for plan benefits for each of the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2001 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Boston, Massachusetts
July 9, 2002



BANKNORTH GROUP, INC.
401(k) PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2001 and 2000

Assets	**2001**	**2000**
Cash	$ 207,609	$ 49,860
Investments, at fair value (Note 5)	172,581,319	137,983,741
Participant loans receivable	2,688,583	2,809,449
Total investments	175,477,511	140,843,050
Employer contribution receivable	—	110,397
Employee contribution receivable	—	323,613
Accrued interest receivable	133,881	136,575
Total assets	175,611,392	141,413,635
Liabilities		
Due to brokers	184,927	55,604
Due to sponsor	35,164	77,893
Note Payable (Note 8)	1,068,000	—
Total liabilities	1,288,091	133,497
Net assets available for plan benefits	$174,323,301	$141,280,138

See accompanying notes to financial statements.

BANKNORTH GROUP, INC.
401(k) PLAN

Statements of Changes in Net Assets Available for Plan Benefits

Years ended December 31, 2001 and 2000

	2001	2000
Additions to net assets attributed to:		
Investment income:		
Interest	$280,731	$112,787
Dividends	3,678,648	2,199,572
	3,959,379	2,312,359
Net appreciation (depreciation) of investments:		
Net realized gains (losses):		
Banknorth Group, Inc. common stock	2,081,778	914,291
Other investments	(2,097,324)	13,234,350
	(15,546)	14,148,641
Net unrealized depreciation in fair value of investments (Note 5)	(6,214,332)	(12,368,198)
Net appreciation (depreciation) in fair value of investments	(6,229,878)	1,780,443
Contributions:		
Employer	4,244,515	2,808,317
Employee	12,471,668	9,399,372
	16,716,183	12,207,689
Transfer from other employee benefit plans (Note 1)	36,150,554	60,105,451
Total additions	50,596,238	76,405,942
Deductions from net assets attributed to:		
Benefits paid to employees	17,473,883	12,625,662
Interest Expense	79,192	—
Total deductions	17,553,075	12,625,662
Net increase in net assets available for plan benefits	33,043,163	63,780,280
Net assets available for plan benefits, beginning of year	141,280,138	77,499,858
Net assets available for plan benefits, end of year	$174,323,301	$141,280,138

See accompanying notes to financial statements.

(Continued)

Banknorth Group, Inc.
401(k) Plan
Notes to Financial Statements
December 31, 2001 and 2000

(1) Description of Plan

The Banknorth Group, Inc. 401(k) Plan (the "Plan") is a defined contribution plan sponsored by Banknorth Group, Inc. (the "Company"). Effective May 10, 2000, the Plan changed its name to the Banknorth Group, Inc. 401(k) Plan. The following provides only general information and participants should refer to the Plan document for a more complete description of the Plan's provisions.

(a) General

The Plan, which became effective October 1, 1985, as amended and restated effective January 1, 2001, is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). All employees of the Company who were employed on October 1, 1985 became participants. All other employees shall become a participant on the entry date coincident with or next following the completion of one month of service. The Plan also includes the merger of the Banknorth Group, Inc. Profit Sharing and Employee Stock Ownership Plan ("ESOP") effective January 1, 2001. ESOP assets transferred into the Plan in 2001 totaled $36,150,554. These assets allocated to participants' accounts were frozen as of January 1, 2001 except for earnings and distributions.

On October 1, 2000, the Banknorth Group, Inc. Employee Savings Plan ("Savings Plan") was merged into the Plan from the former Banknorth Group, Inc., which was acquired by the Company on May 10, 2000. During 2000, assets transferred from the Savings Plan totaled $56,084,375 and included $1,068,254 in assets relating to an employee stock ownership plan previously merged into the Savings Plan.

On December 31, 1999, the SIS Bank Employees' Savings Incentive Plan ("Incentive Plan") was merged into the Plan, although the transfer of assets did not occur until January 2000. Assets transferred from the Incentive Plan totaled $3,528,343. In addition, during 2000, assets were transferred from the Savings Banks Employees Retirement Association Pension Plan, as adopted by SIS Bancorp. Inc., which represent voluntary employee contributions not distributed, totaling $492,733.

(b) Contributions

Participants may contribute up to 15% of their pretax annual wages including bonuses and overtime pay. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Through September 2001, the Company made a matching contribution equal to 50% of the participant's deferral not to exceed 6% of the participant's eligible compensation. Beginning in October 2001, the Company made matching contributions equal to 100% of the participant's deferral up to the first 3% of the participant's eligible compensation and 50% of the participant's deferral on the next 3% of the participant's eligible compensation. Beginning in July 2001, Company matching contributions are made in shares of Company common stock as they are released by payment on the ESOP loan. Participants may elect to reinvest these shares in other investment offerings within the Plan. In addition, each year the Company may contribute to the Plan, from current profits or retained earnings, a discretionary percentage designated by the Board of Directors. There was no discretionary contribution in 2001 or 2000.

(c) Participant Accounts

Each participant's account is credited with the participant's contribution, the Company's matching contribution, earnings on the account and an allocation of the Company's discretionary contribution, if any, based on participant earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

(d) Vesting

Effective January 1, 2001, participants are immediately vested in all employee contributions, Company matching contributions and ESOP contributions and earnings thereon. During 2000, a participant was immediately vested in their voluntary contributions plus earnings thereon and became vested in the employer contribution and earnings thereon based on years of continuous service.

(e) Payment of Benefits

On termination of service, a participant may elect to receive a single lump sum amount equal to the value of his or her vested account. An annuity may also be purchased with the entire value of his or her vested account if the distribution commenced prior to January 1, 2002.

(f) Participant Investment Options

Each participant, at December 31, 2001, had the option of allocating employee and employer contributions to any of the following:

Evergreen Foundation Fund
Seeks reasonable income, conservation of capital, and capital appreciation.

Federated Capital Preservation Fund
Seeks high level of income with safety of principal by investing in high-quality guaranteed investment contracts issued by major insurance companies.

Federated U.S. Government Securities Fund
Seeks relatively stable current income through a high-quality, professionally managed portfolio of U.S. government securities.

Federated Max-Cap Fund
Seeks to provide performance that tracks that of the Standard & Poor's 500 Composite Stock Index.

Banknorth Large Cap Value Fund
Seeks growth of capital over the long term by investing in quality large and mid capitalized companies with currently undervalued stocks. Fund is managed by Banknorth Investment Management Group, a division of Banknorth, N.A.

Banknorth Large Cap Core Fund
Invests in large companies that show growth potential and are in the top three companies in their respective industries. The goal is to provide growth to the account balance. Fund is managed by Banknorth Investment Management Group, a division of Banknorth N.A.

Federated Intermediate Income Fund
Invests in high quality corporate bonds with an average maturity of 7.7 years. The objective of the fund is to produce income at a higher level than the stable fund, while assuming minimal risk.

Janus Worldwide Fund
Seeks long-term growth of capital by investing in common stocks of foreign and U.S. companies.

MFS SER New Discovery CL I
Invests in companies that have superior growth prospects. It looks for companies that are much smaller than those included in the S&P 500.

Warurg Pincus Emerging Growth Fund
Seeks capital appreciation by investing primarily in small and medium-size companies with positive earnings prospects.

Banknorth Group, Inc. Common Stock
Invests in shares of Banknorth Group, Inc. common stock.

(g) *Forfeitures*

At December 31, 2001 and 2000, forfeited nonvested accounts totaled $35,164 and $77,893 respectively. These amounts are used to reduce employer contributions. In 2001 and 2000 employer contributions were reduced by $68,069 and $213,408, respectively, from forfeited nonvested accounts. Forfeited amounts relate to employees who terminated prior to the change in vesting provisions on January 1, 2001.

(h) *Voting Rights*

Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Trustee, Banknorth Investment Management Group ("BIMG"), prior to the time that such rights are to be exercised. The Trustee is permitted to vote in the best interest of plan participants shares for which instructions have not been given by a participant.

(2) Summary of Significant Accounting Policies

(a) *Basis of Presentation*

The accompanying financial statements were prepared in accordance with accounting principles generally accepted in the United States of America and are presented on the accrual basis of accounting.

(b) *Management Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

(c) *Investment Valuation and Income Recognition*

Investments are recorded at their fair values as determined by quoted market prices. Shares of the mutual funds are valued at the net asset value of shares held by the Plan at year-end. Purchases and sales of securities are reflected on the trade date basis. Realized gains or losses are calculated using the average cost method. Interest income is recorded on the accrual basis. Dividends are recorded as of the ex-dividend date.

(d) *Participant Loans*

Participants may borrow from their 401(k) accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance, whichever is less. The loans are secured by the balance in the participant's account. The interest rate charged is the Prime Rate as noted in the Wall Street Journal on the date that the loan application is processed. Principal and interest is paid through fixed bi-weekly payroll deductions.

(e) *Payment of Benefits*
Benefits are recorded when paid.

(f) *Plan Expenses*
The Trustee for the Plan is BIMG, a division of Banknorth, N.A. which is a wholly-owned subsidiary of the Company. All expenses of maintaining the Plan are paid by the Company.

(g) *Reclassifications*
Certain 2000 balances have been reclassified to conform with the 2001 presentation.

(h) *New Accounting Pronouncements*

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). SFAS No. 133 requires that an entity recognizes all derivatives in it's statement of net assets and measure those instruments at fair value with changes recognized in the statement of changes in net assets. The Plan adopted SFAS No. 133 effective January 1, 2001 with no material impact on the Plan's financial statements.

(3) Income Taxes

The Plan is qualified as a profit sharing plan under Section 401(a) of the Internal Revenue Code. The Internal Revenue Service issued its latest determination letter on April 16, 1996 which stated that the Plan qualifies under the applicable provisions of the Internal Revenue Code and therefore is exempt from federal income taxes. Subsequent to such determination, the Plan has been amended. In the opinion of the Plan Administrator and the Plan's tax adviser, the Plan has continued to operate within the terms of the Plan and remains qualified under the applicable provisions of the Internal Revenue Code.

(4) Administration of Plan Assets

The Plan's assets, which include Company common shares, are held by the Trustee of the Plan.

Company contributions are held and managed by the Trustee, which invests cash received, interest and dividend income and makes distributions to participants. The Trustee also administers the payment of interest and principal on the loans, which is reimbursed to the Trustee through contributions as determined by the Company.

Certain administrative functions are performed by officers or employees of the Company or its subsidiaries. No such officer or employee receives compensation from the Plan. Administrative expenses for the Trustee's fees are paid directly by the Company.

Banknorth Group, Inc.
401(k) Plan
Notes to Financial Statements
December 31, 2001 and 2000

(5) Investments

The number of shares, cost basis and fair value of investments held at December 31, 2001 and 2000 were as follows:

	2001				2000			
	Number of shares	Cost	Fair Value		Number of shares	Cost	Fair Value	
Investments, at fair value:								
Evergreen Foundation Fund	1,325,671	$25,927,199	$21,648,205	**	1,433,997	$28,618,261	$26,414,221	**
Federated Capital Preservation Fund	1,922,362	19,223,452	19,223,616	**	1,877,846	18,778,255	18,778,460	**
Federated U.S. Government Securities Fund	437,652	4,798,390	4,853,555		317,114	3,343,614	3,415,322	
Federated Max-Cap Fund	668,680	16,064,633	15,566,860	**	594,425	14,242,121	15,942,473	**
Federated Automated Cash Management Trust*	—	—	—		44,123	44,123	44,123	
Federated Automated Government Money Trust*	—	—	—		2,342	2,342	2,342	
Federated Int Income	240,214	2,373,135	2,387,725		140,913	1,358,332	1,385,174	
Federated Government Obligation Taxed MGD *	—	—	—		23,570	23,570	23,570	
Federated Inst Prime Oblig Fund*	143,023	143,023	143,023		—	—	—	
Forum Daily Assets Cash Fund*	387,990	387,990	387,990		251,766	251,766	251,766	
Forum Investors Equity Fund	—	—	—		1,552,780	21,154,562	18,027,770	**
Janus Worldwide Fund	641,343	19,844,821	13,019,262	**	632,018	21,201,726	16,773,753	**
Warburg Pincus Emerging Growth Fund	252,466	9,419,706	6,814,044	**	194,864	7,988,099	6,995,610	**
MFS SER New Discovery CL I	102,153	1,796,337	1,780,530		19,545	407,788	357,863	
Banknorth Group, Inc.***	3,061,458	24,911,539	68,944,042	**	1,299,491	15,229,876	25,909,250	**
Banknorth Large Cap Value Fund (formerly Stratevest Large Cap Value Fund)	451,622	4,134,433	3,427,812		361,148	3,420,053	3,662,044	
Banknorth Large Cap Core Fund	1,585,960	18,622,934	14,384,655	**	—	—	—	
		$147,647,592	$172,581,319			$136,064,488	$137,983,741	

* Investments represent cash holding accounts and are not Participant Investment Options.

** Represents 5% or more of the Plan's net assets at the end of the year.

*** See note 6 for portion related to nonparticipant-directed investments.

The proceeds and cost of sales of investments for the years ended December 31, 2001 and 2000 were as follows:

	2001		2000	
	Proceeds	Cost	Proceeds	Cost
Banknorth Group, Inc. common stock	$3,893,932	$1,812,153	$4,645,703	$3,731,412
Registered investment companies	71,140,491	73,237,816	96,467,377	83,233,027

During 2001 and 2000, the Plan's investments (depreciated) appreciated in value as follows:

	2001	2000
Banknorth Group, Inc.	$4,050,611	$11,339,155
Registered investment companies	(10,264,944)	(23,707,353)
	($6,214,332)	($12,368,198)

Banknorth Group, Inc.
401(k) Plan
Notes to Financial Statements
December 31, 2001 and 2000

(6) Nonparticipant-Directed Investments

Information about the net assets, primarily determined from quoted prices, and the significant components of the changes in the net assets relating to the nonparticipant-directed investments was as follows:

	December 31, 2001	December 31, 2000
Net Assets:		
Banknorth Group, Inc. common stock	$42,247,651	$3,302,570
Short-term investments	46,758	23,570
Principal cash	173,344	49,860
Accrued interest receivable	216	16
Due to brokers	(173,344)	(7,371)
Note payable	(1,068,000)	-
	$41,226,625	$3,368,645

	Year ended December 31, 2001	Year ended December 31, 2000
Changes in Net Assets:		
Investment income	$1,055,868	$16
Net appreciation	3,211,394	2,300,375
Contributions	590,590	-
Cash transfers in	-	49,860
Investment transfers in	34,575,399	1,018,394
Benefits paid	(1,496,079)	-
Interest expense	(79,192)	-
Net assets available for plan benefits, beginning of year	3,368,645	-
	$41,226,625	$3,368,645

Nonparticipant-directed investments consist of assets transferred into the plan in 2001 and 2000, and subsequent changes in those assets, originating from previously merged ESOP plans.

(7) Included in the investments as of December 31, 2001 are the following shares of Banknorth Group, Inc. common stock held for the ESOP.

	December 31, 2001		
	Allocated	Unallocated	Total
Banknorth Group, Inc. common stock			
Number of shares	1,581,152	294,854	1,876,006
Cost	$ 9,233,760	$ 1,264,464	$ 10,498,224
Fair Value	$ 35,607,543	$ 6,640,108	$ 42,247,651

(8) Note Payable

The SIS Bank Employees' Savings Incentive Plan, which was merged into the ESOP on December 31, 1999, had entered into a $3,560,000 term loan agreement with another financial institution. Upon the merger, the Plan assumed the note payable and scheduled principal and interest payments. The proceeds of the loan were used to purchase Company stock. Unallocated shares are collateral for the loan with shares released periodically from collateral as principal and interest payments are made. For the year ended December 31, 2001, 94,800 shares were released to participants, with 294,854 unallocated shares remaining. Of the unallocated shares remaining, 11,252 shares are released but not allocated.

The loan agreement, which was amended and restated on April 1, 2001, provides for the remaining balance of the loan to be repaid by January 31, 2005. Principal payments are payable in forty-eight equal monthly installments. Principal paid during 2001 was $356,000. Interest is payable in arrears at the Prime Rate less one (1.0) percentage point (3.75% at December 31, 2001). Prior to the amended agreement on April 1, 2001, the interest rate was at Prime Rate. Interest expense for 2001 was $79,192. Scheduled principal payments for the next five years and thereafter are as follows: 2002 - $356,000; 2003 - $356,000 and 2004 - $356,000.

(9) Related-party Transactions

Certain Plan investments are shares of mutual funds managed by BIMG. BIMG serves as the Plan trustee and record keeper and, therefore, these transactions qualify as party-in-interest. Fees for these services are paid on behalf of the Plan by the Plan Sponsor.

(10) Risks and Uncertainties

The Plan provides for investment in corporate securities, registered investment companies and money market funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term.

(11) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA, as amended.

(12) Prohibited Transaction

During 2000, the Plan's Trustee used cash allocated to participant accounts totaling $175,981 to fund ESOP loan payments. This transaction is considered prohibited according to the provisions of ERISA and the Internal Revenue Code. In 2001, the Company made a corrective contribution to the Plan.

(13) Subsequent Event

In December 2001, the Plan was amended to provide that any cash dividends received on shares of stock allocated to a participant's ESOP account as of the record date on which the dividends are declared, shall, at the election of the participant or his or her beneficiary, either: (1) be paid by the Company in cash to the participant or beneficiary, or, at the discretion of the Plan Administrator, paid by the Company to the Plan and distributed from the Plan to the participant or his or her beneficiary, not later than ninety days after the close of the Plan year in which paid to the 401(k) Plan; or (2) be paid to the 401(k) Plan and reinvested in stock. The election was implemented in 2002.

BANKNORTH GROUP, INC.
401(k) Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2001

(a)	(b) Identity of issuer	(c) Number of shares/units, description of investment		(d) Cost		(e) Current value
*	Banknorth Group, Inc.	Common stock - 3,061,458 shares	$	24,911,539	$	68,944,042
	Evergreen Foundation Fund	Registered investment company - 1,325,671 shares		25,927,199		21,648,205
	Federated Intermediate Income	Registered investment company - 240,214 shares		2,373,135		2,387,725
	Federated Capital Preservation Fund	Registered investment company - 1,922,362 shares		19,223,452		19,223,616
	Federated U.S. Government Securities Fund	Registered investment company - 437,652 shares		4,798,390		4,853,555
	Federated Max-Cap Fund	Registered investment company - 668,680 shares		16,064,633		15,566,860
	Federated Inst Prime Oblig Fund	Registered investment company - 143,023 shares		143,023		143,023
	Janus Worldwide Fund	Registered investment company - 641,343 shares		19,844,821		13,019,262
	Warburg Pincus Emerging Growth Fund	Registered investment company - 252,466 shares		9,419,706		6,814,044
	Forum Daily Assets Cash Fund	Registered investment company 387,988 shares		387,990		387,990
	MFS SER New Discovery CL I	Registered investment company 102,153 shares		1,796,337		1,780,530
*	Banknorth Group Large Cap Value Fund	Registered investment company 451,622 shares		4,134,433		3,427,812
*	Banknorth Group Large Cap Core Fund	Registered investment company 1,585,960 shares		18,622,934		14,384,655
	Participant loans receivable	Loans granted to plan participants, varying maturities, interest rates from 4.75% to 11.25%, secured by, at minimum, 50% of vested account balances		—		2,688,583
			$	147,647,592	$	175,269,902

* Party in interest.

See accompanying independent auditors' report.

EXHIBIT 23

Consent of Independent Auditors

Exhibit 23

INDEPENDENT AUDITORS' CONSENT

The Board of Directors
Banknorth Group, Inc.:

We consent to the incorporation by reference in the Registration Statements (Numbers 33-22206, 33-80310 and 333-61436) on Form S-8 of Banknorth Group, Inc. of our report dated July 9, 2002, relating to the statements of net assets available for plan benefits of Banknorth Group, Inc. 401(k) Plan as of December 31, 2001 and 2000 and the related statements of changes in net assets available for plan benefits for each of the years then ended, and the related schedule, which report appears in the December 31, 2001 Annual Report on Form 11-K of Banknorth Group, Inc. 401(k) Plan.

KPMG LLP

Boston, Massachusetts
July 12, 2002